================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ---------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)*

                                ---------------

                              ISTAR FINANCIAL INC.
                                (Name of Issuer)
                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   85569R 104
                                 (CUSIP Number)

                                ---------------

                                JEROME C. SILVEY
                         STARWOOD CAPITAL GROUP, L.L.C.
                              591 WEST PUTNAM AVE.
                               GREENWICH, CT 06830
                            TELEPHONE: (203) 422-7000
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                ---------------

                                    Copy to:
                            CARMEN J. ROMANO, ESQUIRE
                                     DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                            TELEPHONE: (215) 994-4000


                                  MAY 21, 2002

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


================================================================================

CUSIP NO. 85569R 104                    13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    SOFI-IV SMT Holdings, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    24,388,338 (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    24,388,338 (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,388,338 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------


                                                              PAGE 2 OF 16 PAGES

CUSIP NO. 85569R 104                    13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Starwood Opportunity Fund IV, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,388,338 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,388,338 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,388,338 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------


                                                              PAGE 3 OF 16 PAGES

CUSIP NO. 85569R 104                    13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    SOFI IV Management, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Connecticut
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,388,338 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,388,338 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,388,338 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------


                                                              PAGE 4 OF 16 PAGES

CUSIP NO. 85569R 104                    13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Starwood Capital Group, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Connecticut
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    8,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,396,338 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    8,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,396,338 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,396,338 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                                                              PAGE 5 OF 16 PAGES

CUSIP NO. 85569R 104                    13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Barry S. Sternlicht
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO,PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,376,887
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,396,338 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,376,887
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,396,338 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,773,225 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.1% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                                              PAGE 6 OF 16 PAGES

                        AMENDMENT NO. 14 TO SCHEDULE 13D

     This Amendment No. 14 to the Schedule 13D filed on November 29, 1993 (the "Schedule 13D"), as amended on January 13, 1994, February 9, 1994, March 15, 1994, March 22, 1996, September 26, 1996, January 22, 1997, March 18, 1998,
October 14, 1998, June 15, 1999, November 19, 1999, May 29, 2001, November 7,
2001 and November 9, 2001 is on behalf of SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company ("SMT"), Starwood Opportunity Fund IV, L.P., a Delaware limited partnership ("SOFI IV"), SOFI IV Management, L.L.C., a Connecticut limited liability company ("SOFI IV Management"), Starwood Capital Group, L.L.C., a Connecticut limited liability company ("SCG") and Barry S. Sternlicht.

     Unless specifically amended and/or restated herein, the disclosure set forth in the Schedule 13D, as amended through Amendment No. 13, shall remain unchanged.

ITEM 1.  SECURITY AND ISSUER.

     No amendment.

ITEM 2.  IDENTITY AND BACKGROUND.

     No amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No Amendment.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information previously furnished in response to Item 4 is hereby amended by adding at the end thereto the following:

     SMT has sold an aggregate of 10,000,000 Shares of the Issuer and as more fully described in Item 6, may sell up to an aggregate of 1,500,000 additional Shares of the Issuer by June 15, 2002, in connection with the underwriter's option to acquire such Shares, pursuant to the Purchase Agreement dated as of May 15, 2002 by and among the Issuer, SMT and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The information previously furnished in response to Item 5 is hereby amended and restated as follows:

     Based on information provided by the Issuer, the total number of Shares outstanding as of May 10, 2002 for purposes of calculating the percentage ownership of Shares for each Reporting Person equaled 88,624,542.

     (a) Aggregate Number and Percentage of the Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:

     As of May 21, 2002, SMT beneficially owned approximately 27.5% of the issued and outstanding Shares, or 24,388,338 Shares.

     As of May 21, 2002, SOFI IV may be deemed to have beneficially owned approximately 27.5% of the issued and outstanding Shares, or 24,388,338 Shares, by virtue of being the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.


                                                              PAGE 7 OF 16 PAGES

     As of May 21, 2002, SOFI IV Management may be deemed to have beneficially owned approximately 27.5% of the issued and outstanding Shares, or 24,388,338 Shares, by virtue of being the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

     As of May 21, 2002, SCG may be deemed to have beneficially owned approximately 27.5% of the issued and outstanding Shares, or 24,396,338 Shares (which includes 8,000 Shares directly owned by this Reporting Person) by virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

     As of May 21, 2002, Barry S. Sternlicht may be deemed to have beneficially owned approximately 27.5% of the issued and outstanding Shares, or 24,396,338 Shares (which excludes the number of Shares personally owned by Mr. Sternlicht as indicated below), by virtue of his control of SCG, which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Mr. Sternlicht also personally owns, either directly or through a family foundation, approximately an additional 1.6% of the issued and outstanding Shares or 1,376,887 Shares.

     (b) Number of Shares as to Which There is Sole Power to Vote or to Direct the Vote, Shared Power to Vote or to Direct the Vote, and Sole or Shared Power to Dispose or to Direct the Disposition:

     As of May 21, 2002:

     SMT has the sole power to vote and dispose of 24,388,338 Shares. SMT does not share the power to vote or dispose of any Shares.

     By virtue of being the sole member and manager of SMT, SOFI IV shares the power to vote and dispose of 24,388,338 Shares. SOFI IV does not have the sole power to vote or dispose of any Shares.

     By virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT, SOFI IV Management shares the power to vote and dispose of 24,388,338 Shares. SOFI IV Management does not have the sole power to vote or dispose of any Shares.

     By virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT, SCG shares the power to vote and dispose of 24,388,338 Shares. SCG has the sole power to vote or dispose of 8,000 Shares.

     By virtue of being the general manager of SCG (which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the general manager of SMT), Barry S. Sternlicht shares the power to vote and dispose of 24,396,338 Shares. Mr. Sternlicht has the sole power to vote or dispose of 1,376,887 Shares held personally by him either directly or through a family foundation.

     (c) During the 60 day period preceding May 21, 2002, Barry S. Sternlicht, either personally or through a family foundation, effected the following open market, brokers transactions:

          -  on March 25, 2002, sold 20,000 Shares at $28.20 per share;

          -  on March 26, 2002, sold 10,700 Shares at $28.25 per share;

          -  on March 26, 2002, sold 13,100 Shares at $28.30 per share;

          -  on March 27, 2002, sold 10,000 Shares at $28.30 per share;

          -  on March 28, 2002, sold 26,900 Shares at $28.23 per share; and

          -  on March 28, 2002, sold 10,000 Shares at $28.10 per share.

Except as specified in Item 4 or Item 5, or as previously reported in the
Schedule 13D, no Reporting Person has effected any transactions in Shares during the 60 day period preceding May 21, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Purchase Agreement dated as of May 15, 2002, (as incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on May 20,2002 (SEC File No. 1-10150)) among the Issuer, SOFI-IV SMT Holdings, L.L.C., as the Selling Stockholder, and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the Underwriter, includes customary terms and conditions regarding the sale of securities in a firm commitment underwritten offering, including an overallotment option pursuant to which the Underwriter could


                                                              PAGE 8 OF 16 PAGES
purchase up to an additional 1,500,000 Shares from the Selling Stockholder. Except with regard to the overallotment option described above, the transaction contemplated by the Purchase Agreement was consummated on May 21, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.      Description
         -----------      -----------

         1 Joint Filing Agreement, dated as of May 21, 2002, by and among the Reporting Persons.

         2 Purchase Agreement, dated as of May 15, 2002, among the Issuer, SOFI-IV SMT Holdings, L.L.C. as the Selling Stockholder, and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the Underwriter, (as incorporated by reference to Exhibit
                          1.1 to the Current Report on Form 8-K filed by the Issuer on May 20, 2002 (SEC File No. 1-10150)).







                                                              PAGE 9 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 21, 2002.            SOFI-IV SMT HOLDINGS, L.L.C.

                                     By:     Starwood Opportunity Fund IV, L.P.
                                     Its:    Sole Member and Manager

                                     By:     SOFI IV Management, L.L.C.
                                     Its:    General Partner

                                     By:     Starwood Capital Group, L.L.C.
                                     Its:    General Manager

                                     By:     /s/ Jerome C. Silvey
                                             ---------------------------------
                                     Name:   Jerome C. Silvey
                                     Its:    Executive Vice President and Chief
                                             Financial Officer




                                                             PAGE 10 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 21, 2002.            STARWOOD OPPORTUNITY FUND IV,  L.P.

                                     By:     SOFI IV Management, L.L.C.
                                     Its:    General Partner

                                     By:     Starwood Capital Group, L.L.C.
                                     Its:    General Manager

                                     By:     /s/ Jerome C. Silvey
                                             ----------------------------------
                                     Name:   Jerome C. Silvey
                                     Its:    Executive Vice President and Chief
                                             Financial Officer




                                                             PAGE 11 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 21, 2002.            SOFI IV MANAGEMENT, L.L.C.

                                     By:     Starwood Capital Group, L.L.C.
                                     Its:    General Manager



                                     By:     /s/ Jerome C. Silvey
                                             ----------------------------------
                                     Name:   Jerome C. Silvey
                                     Its:    Executive Vice President and Chief
                                             Financial Officer










                                                             PAGE 12 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 21, 2002.            STARWOOD CAPITAL GROUP, L.L.C.



                                     By:     /s/ Jerome C. Silvey
                                             ----------------------------------
                                     Name:   Jerome C. Silvey
                                     Its:    Executive Vice President and Chief
                                             Financial Officer







                                                             PAGE 13 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 21, 2002.


                                     By:     /s/ Barry S. Sternlicht
                                             ----------------------------------
                                     Name:   Barry S. Sternlicht








                                                             PAGE 14 OF 16 PAGES